CytRx Corporation

11726 San Vicente Boulevard, Suite 650

Los Angeles, California 90049

March 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:

CytRx Corporation

Registration Statement on Form S-1, as amended

Initially filed on August 4, 2021, as amended on March 23, 2022

File No. 333-258453 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, CytRx Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on March 25, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

CytRx Corporation

By:	/s/ Dr. Stephen Snowdy
Dr. Stephen Snowdy
Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP